UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number            001-14905

Precision Castparts Corp.

401(k) Retirement Savings Plan

4650 S Macadam Avenue

Portland, Oregon 97239

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020 AND 2019 AND

FOR THE YEAR ENDED DECEMBER 31, 2020

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020:	9

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)	10

Form 5500, Schedule H, Part IV, Question 4a-Schedule of Delinquent Participant Contributions	11

SIGNATURE	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Precision Castparts Corp. 401(k) Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Precision Castparts Corp. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of (1) assets (held at end of year) as of December 31, 2020, and (2) delinquent participant contributions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Portland, Oregon

June 9, 2021

We have served as the auditor of the Plan since 2010.

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Participant directed investments, at fair value (Note 3)	$2,165,103,522	$1,946,362,540
Receivables:
Notes receivable from participants	39,109,883	58,152,603
Participant contributions	521,922	169,847
Employer contributions	6,715,148	10,382,161

Total receivables	46,346,953	68,704,611

Total assets	2,211,450,475	2,015,067,151

LIABILITIES:
Accrued expenses	422,296	516,972

NET ASSETS AVAILABLE FOR BENEFITS	$2,211,028,179	$2,014,550,179

See notes to the financial statements

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

2020
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$401,523,412
Interest and dividends	20,833,900

Net investment income	422,357,312
Interest income on notes receivable from participants	3,027,440
Contributions:
Participant	84,255,651
Employer	43,108,630
Rollovers	4,337,343

Total contributions	131,701,624

Total additions	557,086,376
DEDUCTIONS:
Benefits paid to participants	358,726,113
Administrative expenses	1,882,263

Total deductions	360,608,376
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	196,478,000
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,014,550,179

End of year	$2,211,028,179

See notes to the financial statements

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020 AND 2019, AND

FOR THE YEAR ENDED DECEMBER 31, 2020

1.	DESCRIPTION OF THE PLAN

The following description of the Precision Castparts Corp. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions. Precision Castparts Corp. (the “Plan Sponsor”) is a wholly-owned subsidiary of Berkshire Hathaway Inc. (the “Parent”).

General-The Plan is a defined contribution retirement plan and was established on July 1, 1991. Employees of Precision Castparts Corp. and certain subsidiaries (the “Company” or “PCC”) are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee-Fidelity Management Trust Company (“Fidelity”) is the Plan’s trustee and holds all investments of the Plan.

Plan Amendments-The Plan was amended during 2019 to increase the maximum percentage of Compensation that a Highly Compensated Employee (HCE) may contribute to the Plan from 7% to 8% as of July 1, 2019, to increase the maximum level of default Elective Contributions under the Plan from 7% to 8% as of January 1, 2020, to decrease the number of available loans in the Plan from two loans to one beginning January 1, 2020, to update Hardship and Military Leave withdrawals to comply with changes to applicable law as of January 1, 2019 and to add Roth Elective Contributions as of April 1, 2020. The Plan was further amended in 2020 to change the effective date of the Roth Elective Contributions to July 1, 2020, and to increase the amount of the initial default Elective Contribution for new hires to 4% as of January 1, 2021.

Partial Plan Termination-As a result of significant headcount reductions brought on by the impact of COVID-19 on the Company’s business and operations, the Plan experienced a partial plan termination during the 2020 Plan year. Appendix 5 to the Plan was amended to automatically fully vest all participants with a severance date during the 2020 Plan year.

Contributions-Each year, participants may contribute up to 75% of pretax annual compensation, and up to 100% of bonuses, as defined by the Plan, up to the maximum allowable by the Internal Revenue Service (“IRS”), which was $19,500 and $19,000 for the years ended December 31, 2020 and 2019, respectively. Participants may also rollover amounts representing distributions from other qualified defined contribution plans. Participants in the Plan are eligible for employer matching contributions ranging from 0%-100% of elective contributions up to 1.5%-10% of the participant’s pay. Some participants are also eligible for an employer profit-sharing contribution of 1.5%-6% of eligible compensation. The range of contributions is based on the rates credited in various historical plans. The matching period may be one pay period or one calendar quarter. Participants age 50 and older may contribute up to $6,500 in catch-up contributions annually. New employees are automatically enrolled in the Plan at 4% for pretax deferrals, increasing automatically by 1% per year up to a maximum of 8%, unless other percentages are elected in the electing location’s Business Unit Participation Statement.

Vesting-Participants are immediately vested in their contributions plus actual earnings or losses thereon. Most Plan participants that are eligible for employer matching contributions will be one-third vested after one year of service, two-thirds vested after two years of service, and fully vested after three years of service; however, the employer matching contributions made for employees of some business units vest immediately or as provided for in the participant’s collective bargaining agreement. As noted above, all Plan participants who had a severance date in 2020 were fully vested.

Forfeitures-Forfeitures of non-vested Company contributions are used to fund future Company matching contributions. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan agreement, the account will be reinstated. At December 31, 2020 and 2019, forfeiture account balances available to be used as an offset to Company matching contributions were not significant. During 2020, employer contributions were reduced by $2,508,035 from forfeited non-vested accounts.

Participant Accounts-Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution, if any, and Plan earnings or losses. The allocation of Plan earnings or losses is based on participant’s account balances. Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers a Parent company stock fund, mutual funds, and common collective trust investment options for participants.

Notes Receivable from Participants-Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Participants are limited to only one loan at a time after January 1, 2020. Previously, participants may have no more than two loans outstanding at one time. Participants who had two loans outstanding as of January 1, 2020 will continue to pay the loans based on the established loan terms and cannot take out a new loan until both previously existing loans are fully paid. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant notes fund. Loans initiated within this Plan have terms that are limited to five years, unless the funds are used to acquire the principal residence of the participant, in which loan terms are limited to fifteen years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with interest rates charged by financial institutions for comparable loans at the time the loan is made. Interest rates range from 4.25% to 11.00% at December 31, 2020. Principal and interest are paid through payroll deductions or by direct payment from participants.

Payment of Benefits-On termination of service with the Company, including termination due to death or retirement, a participant may elect to receive a partial distribution or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The Business Unit Participation Statement for a location may allow for payments to be made in installments. Required minimum distributions may also be made in installments.

CARES Act Provisions-Following the enactment of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES” Act) in March of 2020, the Administrative Committee approved allowing eligible participants to withdraw up to $100,000 from their plan accounts. The Committee also approved allowing eligible participants to defer loan payments through the end of the year.

Plan Administration-The Plan is administered by an Administrative Committee comprised of members who are appointed by the Chief Executive Officer of PCC. PCC has contracted with Fidelity to provide record keeping services with respect to the Plan.

Administrative Expenses-Most legal, audit, custodial, administrative and record-keeping expenses are paid by the Plan. Certain administrative expenses not paid by the Plan are paid by the Company and are not reflected in the accompanying financial statements. The Plan assesses fees directly to participants to enhance fee transparency. The current participant fee, paid by each account with a balance of $5,000 or greater, is $17, assessed on a quarterly basis. All participant accounts, regardless of balance, are charged the fee after the first 8 calendar quarters following their initial date of hire.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared on the accrual method of accounting, and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investment Valuation and Income Recognition-Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates-The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits-Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2020 and 2019.

Recently Issued Accounting Standards-On January 1, 2020, we adopted Accounting Standards Update, or ASU, 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU changed disclosure requirements related to investments and their fair value measurements. The adoption of this standard did not have a significant impact on the financial statements.

Disclosure of Evaluation of Subsequent Events- In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 855, the Company evaluated subsequent events through June 9, 2021, the date these financial statements were issued.

3.	FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2-Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019:

Mutual Funds-Valued at a readily determinable net asset value (“NAV”) of shares held by the Plan at year end. Investments in this category can be redeemed immediately without notice at the current net asset value per share as published by the Trustee based on the fair value of the underlying assets. In 2020 and 2019, these funds were open-ended mutual funds that are registered with the Securities and Exchange Commission. They are valued at the daily closing price as reported by the fund which are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trust Funds-Collective trust funds represent investments held in pooled funds, including a stable value collective trust fund composed primarily of fully benefit-responsive investment contracts. Collective trusts are valued based on the value of net assets held in the collective trust divided by the number of trust units outstanding, or net asset value per share. Investments in collective trusts are typically valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies and/or their administrators, without adjustment. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) in collective trust funds typically occur daily at the NAV, although in unlikely circumstances the stable value collective trust may limit the ability of the Plan and/or participants to transact at contract value (including but not limited to partial or complete termination of the Plan, or tax disqualification of the Plan). If the Plan initiates a full redemption from the stable value collective trust, the issuer reserves the right to require 12 months’ notification in order to confirm that securities liquidations will be carried out in an orderly business manner.

Berkshire Hathaway Class B Unitized Stock Fund- consists of Berkshire common stock shares issued by the Parent of the Plan Sponsor plus a cash component. The fund net asset value is calculated using a quoted active market price of Berkshire stock plus its remaining net assets. The fund is measured at fair value using the net asset value per share as a practical expedient.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management of the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s net assets at fair value at December 31, 2020:

	Level 1	Level 2	Level 3	NAV	Total
Mutual funds	$548,830,529	$—	$—	$—	$548,830,529
Common collective trusts	—	—	—	1,602,448,900	1,602,448,900
Berkshire Hathaway Class B Unitized Stock Fund	—	—	—	13,824,093	13,824,093

Total assets at fair value	$548,830,529	$—	$—	$1,616,272,993	$2,165,103,522

The following table sets forth by level, within the fair value hierarchy, the Plan’s net assets at fair value at December 31, 2019:

	Level 1	Level 2	Level 3	NAV	Total
Mutual funds	$546,439,526	$—	$—	$—	$546,439,526
Common collective trusts	—	—	—	1,384,189,787	1,384,189,787
Berkshire Hathaway Class B Unitized Stock Fund	—	—	—	15,733,227	15,733,227

Total assets at fair value	$546,439,526	$—	$—	$1,399,923,014	$1,946,362,540

Transfers between Levels-The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2020 and 2019, there were no transfers between levels.

4.	PLAN EXPENSES

As provided in the Plan agreement, administrative expenses of the Plan may be paid either by the Plan or by the Company. Loan, redemption and certain other fees are charged to participant accounts. No expenses are paid by the Plan to PCC employees who perform services on behalf of the Plan.

Administrative revenues arise when investment managers return a portion of the investment fees to Fidelity to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account and is returned to participants on an ongoing basis. At December 31, 2020 and December 31, 2019, the Plan held undistributed administrative revenues of $92,361 and $147,682, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated February 2, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; the Plan is currently under audit by the Department of Labor.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in funds managed by Fidelity, or an affiliate thereof. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan also invests in the Berkshire Hathaway Class B Unitized Stock Fund, which qualifies as an exempt party-in-interest transaction. The primary purpose of the fund is to allow participants to invest in common shares of the Plan Sponsor’s Parent company. As of December 31, 2020 and 2019, the Berkshire Hathaway Class B Unitized Stock Fund consisted of 998,718 units and 1,166,586 units, respectively. These units included 58,591 and 68,183 shares of Berkshire Hathaway class B common stock, respectively, and $238,598 and $289,777 of cash and other net assets held for the purpose of providing liquidity for fund participant redemptions, respectively. During the 2020 Plan year, purchases and redemptions of the fund were $5,275,218 and $7,190,206, respectively.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

For the 2020 Plan year, the Company remitted several participant contributions totaling $870,275 to the trustee later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company intends to file Form 5330 with the IRS and pay the excise tax due on the transactions. In addition, participant accounts will be credited with earnings in accordance with DOL guidelines.

******

SUPPLEMENTAL SCHEDULES

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2020

	(b) Identity of Issue, Borrower, Lessor or Similar Party
(a)	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, par on Maturity Value		(d) Cost**	(e) Current Value

*	Fidelity Growth Company Commingled Pool		$—	$597,472,228

	Vanguard Institutional Index Plus Fund Institutional Shares		—	227,289,138

	T. Rowe Price Stable Value Common Trust Fund N		—	193,509,332

	Vanguard Target Retirement 2030 Trust I		—	170,373,304

	Vanguard Target Retirement 2020 Trust I		—	132,334,662

	Vanguard Target Retirement 2040 Trust I		—	94,590,967

	Vanguard Target Retirement 2025 Trust I		—	93,453,223

	Vanguard Total Bond Market Index Fund Institutional Shares		—	91,287,959

	Invesco Diversified Dividend Fund Class R6		—	74,878,682

	Vanguard Target Retirement 2050 Trust I		—	73,656,366

	American Funds EuroPacific Growth Fund Class R6		—	58,825,217

	Vanguard Target Retirement 2035 Trust I		—	56,536,945

	Northern Small Cap Value Trust		—	52,852,521

	Wells Fargo Small Company Growth Fund – Class R6		—	52,201,213

	Vanguard Target Retirement 2045 Trust I		—	41,514,681

	Vanguard Target Retirement 2055 Trust I		—	34,184,379

	Vanguard Target Retirement Income Trust I		—	30,286,058

*	Fidelity Total Bond Fund Class K6		—	18,520,296

	Vanguard Target Retirement 2060 Trust I		—	17,787,410

	Fidelity Total International Index Fund		—	15,976,276

*	Berkshire Hathaway Class B Unitized Stock Fund	{A}	—	13,824,093

	Vanguard Target Retirement 2015 Trust I		—	11,485,747

	Vanguard Federal Money Market Fund Investor Shares		—	4,233,248

	DFA International Small Company Portfolio Institutional Class		—	3,101,991

	DFA International Value Portfolio Institutional Class		—	2,451,149

	Vanguard Target Retirement 2065 Trust I		—	2,411,077

*	Fidelity Investments Money Market Funds Government Portfolio - Institutional Class		—	65,360

*	Participant loans (maturing 2021–2036 at interest rates of 4.25% – 11.00%)		—	39,109,883

	Total Investments			$2,204,213,405

* Represents a party-in-interest

** As all investments holding participant funds are participant directed, cost information has been omitted.

{A} - The Plan allows investment in a fund holding the common stock of the Company’s Parent and a cash component.

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Total That Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to the Plan	Contributions Note Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PT E 2002-51

Check here if late participant loan contributions are included X	$ —	$ 870,275	$ —	$ —

PRECISION CASTPARTS CORP. 401(k) RETIREMENT SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION CASTPARTS CORP.

401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Anna Armagno
Anna Armagno
Chair of Precision Castparts Corp. 401(k)
Retirement Savings Plan Administrative Committee

Date: June 9, 2021

EXHIBIT INDEX

Exhibit Number	Description	Page

23.1	Consent of Independent Registered Public Accounting Firm	14